UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34866

CHINA MING YANG WIND POWER GROUP LIMITED

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CHINA MING YANG WIND POWER GROUP LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release dated February 3, 2016

Exhibit 99.2	Agreement and Plan of Merger among Zhongshan Ruisheng Antai Investment Co., Ltd., Regal Concord Limited, Regal Ally Limited and China Ming Yang Wind Power Group Limited dated February 2, 2016

Exhibit 99.3	Limited Guarantee, dated as of February 2, 2016, by Mr. Chuanwei Zhang in favor of China Ming Yang Wind Power Group Limited

Exhibit 99.4	Limited Guarantee, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund in favor of China Ming Yang Wind Power Group Limited

Exhibit 99.5	Limited Guarantee, dated as of February 2, 2016, by Guangzhou Huifu Kaile Investment (L.P.) in favor of China Ming Yang Wind Power Group Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MING YANG WIND POWER GROUP LIMITED

By:	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Chairman of the Board of Directors, Chief Executive Officer

Date: February 3, 2016

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